M E M O R A N D U M

TO:	Division of Corporation Finance
Securities and Exchange Commission

FROM:	Superior Offshore International, Inc.

DATE:	September 29, 2006

RE:	Registration Statement on Form S-1
Response to SEC Staff Comments dated September 5, 2006
     We are responding to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated September 5, 2006 regarding the Registration Statement on Form S-1 (Registration No. 333-136567) (the “Registration Statement”) of Superior Offshore International, Inc., a Delaware corporation (the “Company”). Where applicable, our responses indicate the additions or revisions we included in the revised draft of the Registration Statement. For your convenience our responses are prefaced by the exact text of the Staff’s corresponding comment in bold text. The references to page numbers in the responses to the Staff’s comments correspond to the pages in Amendment No. 1 to the Registration Statement (“Amendment No. 1”) that we are filing today via EDGAR.
     We respectfully request that the Staff review the Registration Statement and our responses at its earliest convenience. Please advise us of any further comments as soon as possible.
General
1.	Many of our comments apply to disclosure that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure throughout your document.
Response: We have revised Amendment No. 1 in response to the Staff’s comment.
2.	Provide current and updated disclosure with each amendment. For example, update the status of your intention to apply to have your common stock listed on the Nasdaq Global Market.
We will need the opportunity to review all new disclosure, including any additional proposed artwork or graphics. Similarly, we will need the opportunity to review all omitted disclosure and exhibits, such as the underwriting agreement and the legal

Division of Corporation Finance
Securities and Exchange Commission
September 29, 2006

opinion. To expedite the review process, please provide all this information and all these documents promptly. We may have additional comments.
Response: We have provided current and updated disclosure in Amendment No. 1 in response to the Staff’s comment. We will provide the photographs that we intend to use on the inside front cover of the prospectus and file the remaining exhibits with a future pre-effective amendment to the Registration Statement.
3.	Please provide the estimated per share price range of the offering or advise us of the proposed price range. You will need to include a definitive price range prior to effectiveness.
Response: We will include the estimated per share price range in a future pre-effective amendment to the Registration Statement.
4. Please provide updated interim financial information. Refer to Rule 3-12 of Regulation S-X.
Response: We have provided updated interim financial information in Amendment No. 1 in response to the Staff’s comment.
5. Please provide updated consents with your next amendment.
Response: We have filed an updated consent of KPMG LLP, the Company’s independent registered public accounting firm, as Exhibit 23.1 to Amendment No. 1 in response to the Staff’s comment.
Industry Information, page ii
6.	You are responsible for the accuracy and completeness of all disclosure that appears in your filings with the Commission, if you retain the references to your sources, revise to eliminate any suggestion that the disclosure that appears in your document may be unreliable or another party’s responsibility. Also make clear that you believe all disclosure that appears in your document is accurate and reliable.
Response: We have revised page ii of Amendment No. 1 in response to the Staff’s comment.
Summary, page 1
7.	Revise to provide a concise and balanced summary of the material information you disclose elsewhere. The following are examples of necessary changes to this section.
•	Eliminate the suggestion that the summary “does not contain all of the information.” The summary should highlight all material information.

Division of Corporation Finance
Securities and Exchange Commission
September 29, 2006

•	If you retain any claims of leadership such as being a “leading provider of subsea construction and commercial diving services,” briefly explain in context how leadership is defined for these purposes and provide us with supplemental objective support for the claims.

•	Similarly, other disclosures requiring independent support are your claims regarding your “specialized fleet” and “highly trained diving personnel.” To avoid excess detail in the summary section, where practicable later in the prospectus, supplement all such language with quantifiable data based on objective sources. Unless you can provide us with objective support for such statements, these assertions are not appropriate.

•	Eliminate repetitive disclosure. For example, you repeat leadership claims and your purported reputation throughout the summary.
Response: We have revised page 1 of Amendment No. 1 in response to the Staff’s comments to remove the language suggesting that the summary does not contain all of the information that should be considered before making an investment decision.
We believe that we are a leading provider of subsea construction and commercial diving services on the outer continental shelf of the U.S. Gulf of Mexico (the “OCS”) as measured by our revenues and fleet size relative to those of our competitors. We base our estimates of our competitors’ respective revenues and fleet sizes on publicly available information, including their filings with the Commission and information presented on their websites or in press releases. As disclosed in Amendment No. 1, we generated revenues from our subsea construction and commercial diving services of $110.0 million for the six months ended June 30, 2006, and our fleet consisted of seven vessels as of September 27, 2006.
We believe our largest competitors in the provision of subsea construction and commercial diving services on the OCS are Cal Dive International, Inc., Oceaneering International, Inc., Global Industries, Ltd, Horizon Offshore, Inc., TETRA Technologies, Inc. (through its wholly owned subsidiary, Epic Divers, Inc.) and Veolia ES Industrial Services, Inc. Although we believe Cal Dive International, Inc. is a larger provider of these services than our company, based on the information presented below we believe that we are a larger provider of these services than all of our other remaining competitors.
Oceaneering International, Inc. (“Oceaneering”)
Oceaneering competes with our company through its Subsea Projects business segment. According to Oceaneering’s Annual Report on Form 10-K for the year ended December 31, 2005, its Subsea Projects segment “consists of [its] subsea installation, maintenance and repair services utilizing [its] Ocean Intervention class vessels . . . and specialized diving group.” We believe we are a larger provider of subsea construction and commercial diving services on the OCS than

Division of Corporation Finance
Securities and Exchange Commission
September 29, 2006

Oceaneering based on our diving services revenues relative to the revenues generated by Oceaneering’s Subsea Projects business segment. According to Oceaneering’s Quarterly Report on Form 10-Q for the period ended June 30, 2006, Subsea Projects generated revenues of $43.0 million and $84.1 million for the three and six months ended June 30, 2006, respectively.
Global Industries, Ltd. (“Global”)
Global competes with our company through its Global Divers and Marine Contractors (“GDMC”) business segment. According to Global’s Annual Report on Form 10-K for the year ended December 31, 2005, its GDMC segment “includes all diving and marine support services.” We believe we are a larger provider of subsea construction and commercial diving services on the OCS than Global based on our diving services revenues relative to the revenues that Global’s GDMC segment generated from its operations in the Gulf of Mexico. According to Global’s Quarterly Report on Form 10-Q for the period ended June 30, 2006, GDMC generated Gulf of Mexico revenues of $27.7 million and $57.1 million for the three and six months ended June 30, 2006, respectively.
Horizon Offshore, Inc. (“Horizon”)
We believe that Horizon generates the majority of its revenues through the provision of pipelay and pipebury services as opposed to subsea construction and commercial diving services. According to Horizon’s Annual Report on Form 10-K for the year ended December 31, 2005, Horizon’s fleet consisted of nine operational vessels, of which only one, the Texas Horizon, is described as a diving support vessel. The remaining eight vessels are described as either pipelay, pipebury or derrick vessels. Given that Horizon’s total domestic revenues were $66.6 million and $139.8 million for the three and six months ended June 30, 2006, respectively, we believe that the portion of its revenues related to subsea construction and commercial diving services were lower than ours for those periods.
TETRA Technologies, Inc. (“Tetra”)
Tetra entered the subsea construction and commercial diving services on the OCS in March 2006 with its acquisition of Epic Divers, Inc. Prior to that acquisition, we do not believe that Tetra was a significant competitor. We believe we are a larger provider of subsea construction and commercial diving services on the OCS than Tetra based on our diving services revenues relative to the revenues generated by Tetra through its ownership of Epic Divers, Inc. According to Tetra’s Quarterly Report on Form 10-Q for the period ended June 30, 2006, Epic Divers, Inc. contributed revenues of $17.9 million in the three months ended June 30, 2006.

Division of Corporation Finance
Securities and Exchange Commission
September 29, 2006

Veolia ES Industrial Services, Inc. (“Veolia”)
Veolia is a large, international industrial company that generated revenues of €25.2 billion in 2005. Because its Gulf of Mexico operations are small relative to the size of the company, Veolia does not separately report its revenues from subsea construction and commercial diving services. Nevertheless, based on the size of our fleet relative to the fleet we believe Veolia utilizes in the Gulf of Mexico, we believe that we are a larger provider of subsea construction and commercial diving services on the OCS than Veolia. In a press release dated April 20, 2006, Veolia announced that its newly acquired vessel, the Toisa Vigilant, had joined Veolia’s fleet of three other vessels, identified as “the DP2 Dive / ROV vessel Kingfisher, as well as the dive support vessels, Sir Lancelot and Shinnichi Maru.” Accordingly, as of the most recent date for which information is available, Veolia’s total fleet consisted of four vessels, compared to the seven vessels that currently compose our fleet.
We respectfully submit that the discussion of our vessels on pages 49 through 52 of Amendment No. 1 supports our characterization of our fleet as “specialized” for the provision of subsea construction and commercial diving services. For example, each of our dynamically positioned vessels is equipped with a saturation diving system, with moon pool deployment capability that allows the system to be lowered through an opening in the center of the bottom of the vessel. In addition, we immediately place each newly acquired vessel in shipyard for upgrade and refurbishment in order to build into the vessel certain equipment necessary to perform subsea construction and commercial diving services. We also respectfully submit that the discussion of our various training programs under “Business—Safety” on page 53 of Amendment No. 1, such as our survival and in-house training schools, supports our statements regarding our “highly trained diving personnel.” In addition, each of our divers has completed over 300 hours of training at an accredited commercial or military diving school and over 300 additional hours of on-the-job training in order to become a certified commercial diver.
We have revised pages 1 and 2 of Amendment No. 1 to eliminate repetitive disclosure in response to the Staff’s comment.
8.	The disclosure under “Our Strengths” and “Our Strategies” duplicates what appears on pages 45-46. This section should summarize rather than repeat disclosure that appears elsewhere. Revise accordingly.
Response: We have revised pages 5 and 6 of Amendment No. 1 in response to the Staff’s comment.

Division of Corporation Finance
Securities and Exchange Commission
September 29, 2006

     Selected Historical Financial Data
     Reconciliation of EBITDA
9.	We note your measure presents interest expense on a net basis. Please clarify to us and in your reconciliation, the nature and amounts that are being netted in this line item.
Response: In response to the Staff’s comment, we have revised pages 11 and 30 of Amendment No. 1 to indicate that approximately $84,000 of interest income is included in interest expense, net for the six months ended June 30, 2006. The Company did not earn any interest income during the prior periods.
Risk Factors, page 10
10.	Throughout this section, rather than stating that there is or can be no assurance of or no guarantee of a particular outcome, state the extent of each risk plainly and directly.
Response: We have revised this section in response to the Staff’s comment.
11.	Revise the risk factor subheadings to identify the risk and potential harm concisely. Several captions merely state facts and fail to describe the risk that follows, including without limitation, “A decrease in activity in the U.S. Gulf of Mexico would adversely affect our business,” “Our future growth may require significant additional capital” and “We may not be able to grow or effectively manage our growth.”
Response: We have revised pages 12, 13, 14, 15, 17, 18, 20 and 22 of Amendment No. 1 in response to the Staff’s comment.
12.	It is inappropriate to include “risk factors” that serve as disclaimers or which apply to all public companies. If appropriate, this information may appear later in your prospectus. Examples include risks resulting from the costs of being a public company, possible terrorist attacks, and failure to achieve and maintain effective internal control.
Response: We have revised page 20 of Amendment No. 1 in response to the Staff’s comment and have included on page 36 of Amendment No. 1 the risk factor disclosure regarding public company costs and effective internal controls that had appeared on pages 21 and 22 of the Registration Statement.

Division of Corporation Finance
Securities and Exchange Commission
September 29, 2006

13.	Eliminate language that tends to mitigate the risk you discuss, such as clauses that begin “although” or “while.” Instead, focus on the underlying risk.
Response: We have revised pages 13, 15 and 17 of Amendment No. 1 in response to the Staff’s comment.
We depend on key personnel for the success of our business, page 18
14.	If any of your “key personnel” are not under contract, revise to disclose this and to identify those considered key. Also, if you do not carry key person insurance, disclose this as well.
Response: We have revised page 18 of Amendment No. 1 in response to the Staff’s comment. We have revised page 54 of Amendment No. 1 to disclose that we maintain key man insurance for Mr. Louis E. Schaefer, Jr., our Chairman of the Board.
Our operations are subject to stringent environmental laws and regulations.. page 18
15.	If material, please provide expanded disclosure elsewhere to describe the costs associated with any failure to comply with any such laws or regulations. Further, discuss the costs and specific effects of those regulations on your company.
Response: We have revised page 56 of Amendment No. 1 in response to the Staff’s comment.
Use of Proceeds, page 25
16.	Revise this section to provide, in tabular and quantified form, the uses of the funds being raised in this offering, In this regard, the reference to “capital expenditures and general corporate purposes” is too vague. See Item 504 of Regulation S-K.
Response: We have revised page 25 of Amendment No. 1 in response to the Staff’s comment.
17.	To the extent that a majority of the proceeds from this offering might be used to repay debt, consider including a new risk factor to make clear that you will not be using the proceeds to expand or invest in your business.
Response: Although we plan to use a majority of the proceeds from this offering to repay debt, we also expect to use a significant amount of the proceeds for capital expenditures related to refurbishments and upgrades to our fleet and payments related to the construction of a new vessel. Accordingly, we believe that a risk factor indicating that we will not be using the proceeds to expand or invest in our business would be inaccurate. Furthermore, our repayment of indebtedness from the proceeds of the

Division of Corporation Finance
Securities and Exchange Commission
September 29, 2006

offering will free up additional funds under our new credit facility to be entered into in connection with the completion of the offering for future investment in our business.
Managements’ Discussion and Analysis, page 31
Liquidity and Capital Resources, page 37
18.	Quantify and describe all applicable financial covenants in your debt agreements, and disclose whether you are in compliance with all covenants as of the latest practicable date.
Response: We have revised page 40 of Amendment No. 1 in response to the Staff’s comment. As our current indebtedness will be repaid with a portion of the proceeds from the offering, and therefore the agreements with respect to that indebtedness will be terminated and replaced with a new credit facility to be entered into upon the closing of the offering, we believe that disclosure of the covenants in our current debt agreements would not be as helpful to investors as a discussion of the covenants in the new facility. Accordingly, we will include disclosure of the covenants relating to the new credit facility in a future pre-effective amendment to the Registration Statement once the terms of the facility have been determined.
Liquidity Needs, page 38
19.	Please expand your discussion to address the impact on your liquidity of your requirement under your Standby Letter of Credit to make monthly deposits until such time that the amount deposited totals $4.7 million, as disclosed on page F-17.
Response: We expect to repay the Standby Letter of Credit with a portion of the proceeds from this offering. Accordingly, we respectfully submit that disclosure of the impact on our liquidity of the monthly deposits relating to the Letter of Credit is unnecessary and would be confusing to investors.
Contractual Obligations, page 39
20.	Please add note disclosure to your table which clearly indicates, if true, that the amounts disclosed as payments for long-term debt do not include interest.
Response: We have revised page 40 of Amendment No. 1 in response to the Staff’s comment.

Division of Corporation Finance
Securities and Exchange Commission
September 29, 2006

Business, page 41
21. File consents from Spears & Associates for the inclusion of the tables on page 43 and 45.
Response: We have filed a new consent of Spears & Associates as Exhibit 23.3 in response to the Staff’s comment.
Contracts, page 50
22.	Please advise us of whether you have any sales contracts that last for more than one year. We may have further comment.
Response: None of our sales contracts has a term of more than one year.
Certain Relationships and Related Party Transactions, page 59 Reorganization, page 59
23.	Please disclose with more specificity when you expect Superior Offshore International, L.L.C. to reincorporate in Delaware by merging into Superior Offshore International, Inc. We note your current disclosure that it will occur “[p]rior to the completion of this offering” We assume that this will occur prior to effectiveness of the registration statement.
Response: We have revised pages 7 and 61 of Amendment No. 1 in response to the Staff’s comment.
Transactions Before the Reorganization, Page 59
24.	In the second sentence of the second paragraph, you state that you have “from time to time made payments to third parties on behalf of Mr. Schaeffer.” In the next sentence, however, you state that “[i]n connection with these payments to third parties, we have provided Mr. Schaefer with special cash compensation in amounts sufficient to cover the payments and associated taxes.” Your statements suggest that two payments were made — one to the third parties and one to Mr. Schaefer. Please revise your disclosure for clarity.
Response: We have revised pages 61 and 62 of Amendment No. 1 in response to the Staff’s comment.
25.	Address your intent to enter into comparable transactions in the future with Mr. Schaefer and, if so, what steps you will take to make them “arms-length.”
Response: We have revised page 62 of Amendment No. 1 in response to the Staff’s comment.

Division of Corporation Finance
Securities and Exchange Commission
September 29, 2006

Material U.S. Federal Income Tax Considerations for Non-U.S. Holders, page 69
26.	Please revise your statements that prospective investors “should consult” their own tax advisors. Because stockholders may rely on any disclosure that appears in your registration statement, including disclosure relating to tax consequences, eliminate this language as it may suggest otherwise. You may replace the admonition with language to the effect that you recommend or encourage that consultation.
Response: We have revised page 74 of Amendment No. 1 in response to the Staff’s comment.
Superior Offshore International, LLC
Financial Statements
Note 2 — Summary of Significant Accounting; Policies and Practices
(d) Inventory, page F-7
27.	It appears from the disclosures contained elsewhere in your document, that a component of your business is engaged in fabrication of various items in support of your subsea and commercial diving operations. Please advise us whether this component of your business carries any inventories other than the buoy manufacturing components identified in your policy.
Response: Our fabrication business constructs equipment for use in our commercial diving operations. The assets constructed for use in our operations are capitalized as property and equipment. Our fabrication business does not carry inventory other than the buoy manufacturing components.
(h) Deferred Drydock Charges, page F-9
28.	We note your policy disclosures that indicates the Company makes estimates regarding the specific costs incurred associated with major replacements and improvements. Please tell us and disclose in your document, the reason estimates are necessary regarding the specific costs incurred. Please advise us and disclose whether and if you are accruing in advance, major replacements and improvements that are scheduled.
Response: In response to the Staff’s comment, we have revised page F-9 of Amendment No. 1 to eliminate the reference that we make estimates of the specific cost incurred and to disclose that we capitalize the costs relating to major replacements and improvements as they are incurred.

Division of Corporation Finance
Securities and Exchange Commission
September 29, 2006

(j) Revenues and Expense Recognition, page F-9
29.	We note that your diving services revenues are presented on a “net” basis. Please expand your accounting policy disclosures to discuss the nature and amounts that are being netted against these revenues.
Response: We have revised page F-10 in response to the Staff’s comment.
Note 12 — Hurricane Katrina, page F-17
30.	Please expand your disclosures to clarify if the company sustained any material losses or impairment of assets associated with the hurricane event. We note your disclosure that indicates the company moved its main office.
Response: We have revised page F-17 in response to the Staff’s comment.
Other
31.	It appears from information contained within your document that certain components of your business may represent segments in accordance with SFAS 131. We are unable to locate disclosures of this nature. Please provide the requisite disclosures or advise us why you believe they are unnecessary.
Response: Paragraph 10 of SFAS 131, Disclosures about Segments of an Enterprise and Related Information, defines an operating segment as a component of an enterprise:
a.	that engages in business activities from which it may earn revenues and incurs expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

b.	whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

c.	for which discrete financial information is available.
The Company provides subsea construction and commercial diving services; it also operates a fabrication business that supports those operations and designs and manufactures crude oil and natural gas processing equipment, structural components and process piping for sale to its customers. Although we distinguish between the revenues generated by each activity, as reflected in the financial statements included in the Registration Statement, other discrete financial information relating to each activity is not available because we do not record assets or expenses related to these activities on an individual basis. Moreover, the Company’s chief operating decision maker does not regularly review separate operating results from each activity. Accordingly, we do not

Division of Corporation Finance
Securities and Exchange Commission
September 29, 2006

believe that either activity represents an operating segment as defined in paragraph 10 of SFAS 131.
In addition, we do not believe that the revenues from our fabrication operations, which were $895,147, $979,759 and $3,716,644 for the years ended December 31, 2003, 2004 and 2005, respectively, representing 8.4%, 4.2% and 4.6% of combined revenues of the Company for the years ended December 31, 2003, 2004 and 2005, respectively, represent a material portion of the combined revenues of the Company for those periods.
Condensed Balance Sheet as of March 31, 2006
32.	We note you have classified “Restricted cash” as a current asset. It appears from your disclosures that the cash may be restricted through March 2008. Please advise.
Response: We now present restricted cash as a long-term asset on our condensed balance sheet as of June 30, 2006, which is included on page F-18 of Amendment No. 1.
Part II
Recent Sales of Unregistered Securities, page II-2
33.	Provide the disclosure Item 701 requires for all sales pursuant to Section 4(2), to the extent currently omitted.
Response: We have revised page II-2 of Amendment No. 1 in response to the Staff’s comment.